Exhibit 99.1

HOSTING SERVICES AGREEMENT

THIS AGREEMENT (the “Agreement”) is made on December 20, 2024 (“Effective Date”). BETWEEN:

(1)	AirNet Technology Inc., a corporation incorporated under the laws of Cayman Islands, having its registered office at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1 -1104, Cayman Islands; and

(2)	BTC KZ, a corporation incorporated under the laws of Kazakhstan, having its registered office at Kazakhstan, Almaty city, Bostandyk district, Abish Kekilbayuly Street, 34, 3-05, zip code 050060 (“Service Provider”).

Each of the parties to this Agreement is referred to herein individually as a “Party” and collectively as the “Parties”.

WHEREAS:

(A) Service Provider is the owner and operator of the Data Center Facility (as defined below) and provides Services (as defined below) at the Data Center Facility.

(B) COMPANY desires to engage Service Provider to provide the Services, and Service Provider is willing to perform such Services, in each case, in accordance with the terms and conditions of this Agreement.

NOW, THEREFORE, in consideration of the premises and the mutual covenants set forth in this Agreement, the parties agree as follows:

1.	PURPOSE AND BACKGROUND

A. The Service Provider owns and operates a data center facility (the “Data Center Facility”) suited for hosting supercomputing servers (the “Hosted Servers”).

B. COMPANY wishes to house its Hosted Servers at the Data Center Facility and receive related ancillary services, such as racking, power supply, cooling, security, and other support.

C. The Service Provider agrees to provide hosting services on the terms set forth in this Agreement, primarily for a hosting unit price of USD 0.07 per kWh, plus a maintenance fee per kWh (as specified in Appendix 1).

2.	DEFINITIONS

For purposes of this Agreement, the following terms have the meanings set out below. Other capitalized terms used but not defined herein shall have the meanings ascribed to them in the context of their usage.

1.	Affiliate means, with respect to any Person, any other Person that directly or indirectly Controls, is Controlled by, or is under common Control with such Person.

2.	Applicable Law means any law, statute, regulation, ordinance, rule, directive, or order of any government authority having jurisdiction over a Party or activities under this Agreement.

3.	Billing Period means a one-calendar-month cycle for which the Service Provider issues invoices to COMPANY for Hosting Fees (and any additional maintenance fees) accrued during that cycle.

4.	Business Day means any day (excluding Saturdays, Sundays, or public holidays) on which banks generally are open for business in the relevant jurisdiction of either Party’s principal place of business.

5.	Confidential Information has the meaning set forth in Article 11.

6.	Control (including “Controlled” or “Controlling”) means the power, directly or indirectly, to direct or cause the direction of the management and policies of a Person, whether through ownership of equity, voting securities, contract, or otherwise.

7.	Data Center Facility means the data center location owned and operated by the Service Provider, as more fully described in Appendix 1.

8.	Deposit means the amount paid by COMPANY to the Service Provider as security for payment obligations, as set out in Article 4.3 and Appendix 1.

9.	Force Majeure means any unforeseeable or unavoidable event beyond a Party’s reasonable control (such as acts of God, strikes, floods, fire, war, insurrection, etc.) that prevents, hinders, or delays that Party from performing its obligations under this Agreement, provided that such event is not attributable to negligence or willful misconduct of the Party claiming Force Majeure.

10.	Hosting Fee (sometimes referred to as “Hosting Fees”) means the fee calculated by multiplying the Hosted Servers’ monthly power consumption by USD 0.07/kWh, plus any applicable maintenance fee per kWh, as set forth in Appendix 1.

11.	Hosted Servers means the supercomputing servers and any ancillary hardware owned by COMPANY (or by a third party designated by COMPANY) to be hosted at the Data Center Facility.

12.	Maintenance Fee means a service-related charge levied per kWh consumed, set forth in Appendix 1, to cover certain operational or ancillary services (e.g., dust cleaning, general upkeep) beyond the base Hosting Fee.

13.	Person means an individual, corporation, partnership, limited liability company, trust, estate, or other entity of any kind.

14.	Services means the hosting services provided by the Service Provider under this Agreement, including, but not limited to, racking, facility management, power, cooling, security, and such other actions specified in Appendix 1.

3.	SCOPE OF SERVICES

1.	Hosting and Operation. The Service Provider shall (a) allocate sufficient space, racks, and power capacity for the Hosted Servers, (b) ensure stable power supply, cooling, and necessary environmental conditions, and (c) allow for ancillary hosting services under reasonable commercial standards.

2.	Storage and Handling. The Service Provider shall provide suitable on-site facilities for receiving, installing, and storing the Hosted Servers (including spares or defective units).

3.	Access. COMPANY or COMPANY’s designated representative(s) may access the Data Center Facility (upon reasonable prior notice to the Service Provider) for inspection, maintenance, or inventory checks.

4.	No Transfer of Title. Title to the Hosted Servers remains with COMPANY (or its designated owner). Under no circumstances shall the Service Provider gain any proprietary right or lien over the Hosted Servers or their proceeds.

4.	HOSTING FEES, DEPOSIT, AND PAYMENT TERMS

4.1	Hosting Fees

●	Hosting Unit Price. The standard hosting rate is USD 0.07 per kWh of electricity consumed by the Hosted Servers.

●	Maintenance Fee. A separate maintenance fee per kWh shall be charged in addition to the Hosting Fee, as detailed in Appendix 1.

The sum of (a) the total power consumption of the Hosted Servers in a Billing Period, multiplied by USD 0.07 per kWh, plus (b) the power consumption in the same Billing Period multiplied by the Maintenance Fee (per kWh), constitutes the Hosting Fee for that Billing Period (the “Total Hosting Fee”).

4.2	Billing and Invoices

1.	Monthly Invoices. The Service Provider shall measure the Hosted Servers’ power usage using a dedicated meter (the “Separate Meter”). Within seven (7) Business Days after each Billing Period, the Service Provider shall issue an invoice for the Total Hosting Fee covering that Billing Period.

2.	Supporting Documents. Each invoice must attach or reference:

○	The Separate Meter’s readings or power supplier’s statement evidencing total kWh consumed by the Hosted Servers for that Billing Period.

○	Any additional calculations relevant to the Maintenance Fee or other permitted charges in Appendix 1.

4.3	Deposit

1.	Amount. COMPANY shall pay a one-time refundable Deposit 1,500,000 US dollars, approximately equal to one (1) month of estimated Hosting Fees. A simplified calculation example is set forth in Appendix 1.

2.	Payment Timing. The Deposit shall be payable once the Service Provider has demonstrated that (i) the Data Center Facility is ready to host the designated quantity of Hosted Servers, and (ii) the relevant capacity is fully operational per the conditions in Appendix 1.

3.	Use of Deposit. The Deposit may be applied by the Service Provider to offset any overdue amounts, damage costs, or other amounts owing by COMPANY under this Agreement that remain unpaid after written notice to COMPANY.

4.	Refund. At the expiration or earlier termination of this Agreement, any unused balance of the Deposit must be returned to COMPANY within seven (7) Business Days, subject to the set-off of any outstanding obligations of COMPANY.

4.4	Payment Method and Late Payment

1.	Payment Method. Unless otherwise stated in Appendix 1, all payments under this Agreement shall be made by wire transfer in U.S. dollars (USD) or such other method as the Parties agree upon in writing.

2.	Payment Due Date. All undisputed invoiced amounts shall be paid by quarterly.

3.	Late Payment. Any undisputed amount remaining unpaid beyond its due date shall accrue interest at one percent (1%) per month until paid in full.

4.5	Taxes

All fees are inclusive of applicable local and state taxes, unless expressly provided otherwise in Appendix 1. The Service Provider shall be responsible for any and all taxes, duties, levies, or similar governmental charges arising from or relating to its performance under this Agreement in its local jurisdiction.

5.	DATA CENTER FACILITY REQUIREMENTS

5.1	Infrastructure and Security

1.	Facility Standards. The Service Provider shall maintain the Data Center Facility in compliance with reasonable industry standards, ensuring consistent power supply, temperature control, ventilation, and environmental conditions suited for the proper functioning of the Hosted Servers.

2.	Security Measures. The Service Provider is responsible for installing and maintaining reasonable physical and digital security measures, including surveillance cameras, secure entry systems, and anti-theft protections to safeguard the Hosted Servers.

5.2	Maintenance and Repair of Facility

1.	Obligations. The Service Provider shall maintain, repair, and manage all core infrastructure (e.g., electrical transformers, backup power, cooling systems, racks, building structure) so that it supports continuous operation of the Hosted Servers.

2.	Access for COMPANY. Upon reasonable notice, COMPANY or its designated personnel may enter the premises to install, inspect, or remove Hosted Servers, confirm inventory, or assess the environment.

5.3	Operational Responsibility

1.	Hosted Server Operation. COMPANY (or a third party appointed by COMPANY) will carry out any specialized operation and maintenance of Hosted Servers themselves (e.g., firmware updates, re-booting, hardware diagnostics), unless otherwise agreed in Appendix 1.

2.	Service Provider Support. Upon COMPANY’s request, the Service Provider shall provide ordinary support for racking, dust removal, packaging, or re-deployment of Hosted Servers, subject to any fee arrangement stated in Appendix 1 (e.g., an on- rack/off-rack fee).

6.	REPRESENTATIONS AND WARRANTIES

6.1	Mutual Representations

Each Party represents and warrants to the other Party that:

1.	It is duly formed, validly existing, and in good standing under the laws of its place of incorporation or formation.

2.	It has the requisite power and authority to enter into, deliver, and perform its obligations under this Agreement.

3.	This Agreement constitutes a valid, legal, and binding obligation of such Party, enforceable in accordance with its terms, subject to bankruptcy, insolvency, or similar laws affecting creditors’ rights generally.

4.	The execution and performance of this Agreement do not and will not breach any other agreement or order by which it is bound.

6.2	Service Provider Representations

The Service Provider additionally represents and warrants:

1.	Data Center Ownership or Rights. It holds all necessary ownership rights, leases, or licenses to operate the Data Center Facility and is not in violation of any landlord or local authority agreement.

2.	Operational Compliance. The Data Center Facility complies with all Applicable Laws regarding safety, electrical systems, and environmental standards relevant to hosting computer hardware.

3.	No Encumbrances. It shall not permit any liens, pledges, or encumbrances to be placed on the Hosted Servers, nor shall it allow claims that challenge COMPANY’s ownership of the Hosted Servers.

6.3	COMPANY Representations

COMPANY represents and warrants:

1.	It owns (or lawfully represents the owner of) all Hosted Servers it places in the Service Provider’s Data Center Facility.

2.	It shall not use the Data Center Facility for illegal, unethical, or otherwise proscribed activities under Applicable Law.

7.	INDEMNIFICATION

7.1	Indemnity by Service Provider

The Service Provider shall indemnify, defend, and hold COMPANY and its Affiliates (and their respective officers, directors, employees, agents, successors, and assigns) harmless against all losses, damages, liabilities, claims, actions, and expenses (including reasonable attorneys’ fees) arising out of or relating to:

1.	Any breach by the Service Provider of its representations, warranties, or covenants under this Agreement.

2.	Any personal injury or property damage to COMPANY’s assets, including the Hosted Servers, caused by the negligent acts or omissions or willful misconduct of the Service Provider or its personnel.

3.	The Service Provider’s failure to comply with any Applicable Laws or regulations in the operation of the Data Center Facility.

7.2	Indemnity by COMPANY

COMPANY shall indemnify, defend, and hold the Service Provider harmless against all losses, damages, liabilities, claims, actions, and expenses (including reasonable attorneys’ fees) arising out of or relating to:

1.	Any breach by COMPANY of its representations, warranties, or covenants under this Agreement.

2.	The violation of third-party rights or Applicable Law by reason of COMPANY’s direct instructions or improper use of the Hosted Servers (except to the extent caused by the Service Provider’s negligence).

7.3	Indemnification Procedures

Any Party seeking indemnification shall give prompt written notice to the indemnifying Party, reasonably cooperate with the indemnifying Party in defense of such claims, and permit the indemnifying Party to control the defense or settlement of any such claims (except that the indemnified Party may, at its own cost, participate in the defense with counsel of its choosing).

8.	FORCE MAJEURE

1.	Definition. Neither Party is liable for failure or delay to perform obligations under this Agreement if such failure or delay is caused by Force Majeure.

2.	Notification. The Party affected by Force Majeure shall notify the other Party within forty-eight (48) hours of such event, providing details and evidence of the Force Majeure event and the expected duration of any non-performance.

3.	Mitigation. The affected Party shall take reasonable steps to mitigate the impact and resume full performance as soon as practicable.

4.	Termination. If a Force Majeure event continues for more than fourteen (14) consecutive days, either Party may terminate this Agreement upon written notice to the other Party, with no liability for breach.

9.	TERM AND TERMINATION

9.1	Term

Unless earlier terminated as provided herein, this Agreement shall commence on the Effective Date and shall continue for one (1) year from the first date the Hosted Servers are powered on (the “Initial Date”). The exact commencement, renewal, or any extension terms are further described in Appendix 1, if applicable.

9.2	Early Termination

Either Party may terminate this Agreement upon written notice if:

1.	The other Party commits a material breach that is not cured within thirty (30) days after receiving written notice.

2.	The other Party becomes insolvent, or files for bankruptcy, or has insolvency proceedings instituted against it, which are not dismissed within sixty (60) days.

3.	A Force Majeure event extends beyond fourteen (14) consecutive days.

9.3	Effects of Termination

1.	Cessation of Services. The Service Provider shall discontinue hosting and disconnect the Hosted Servers.

2.	Return of Deposit. The Service Provider shall return any remaining portion of the Deposit to COMPANY, after offsetting valid, undisputed overdue amounts.

3.	Removal of Hosted Servers. COMPANY may, at its cost (unless otherwise stated in Appendix 1), remove the Hosted Servers and any accessories from the Data Center Facility within a reasonable period. The Service Provider shall fully cooperate to facilitate such removal.

4.	Accrued Rights. Termination does not affect any accrued rights or liabilities of the Parties up to the date of termination, including the right to claim indemnities or damages for prior breaches.

10.	LIMITATION OF LIABILITY

1.	No Special Damages. Except for indemnification obligations, breach of confidentiality, willful misconduct, or fraud, neither Party will be liable to the other for any special, indirect, incidental, or consequential damages (including loss of profit, revenue, or data) arising out of or in connection with this Agreement.

2.	Maximum Liability. The aggregate liability of each Party under or in connection with this Agreement shall be limited to the amount of Hosting Fees paid or payable by COMPANY in the six (6) months preceding the event giving rise to liability, unless such liability arises from fraud, willful misconduct, gross negligence, or personal injury, in which case this limitation shall not apply.

11.	CONFIDENTIALITY

1.	Definition. “Confidential Information” means all nonpublic information disclosed by one Party to the other, whether in oral, written, electronic, or other form, that is designated as confidential or that should reasonably be understood to be confidential by its nature.

2.	Non-Disclosure Obligations. Each Party shall use the Confidential Information of the other Party only for the purpose of performing this Agreement. Neither Party shall disclose or permit disclosure of the other’s Confidential Information to any third party without the other Party’s prior written consent, except to such Party’s employees, contractors, or Affiliates who have a legitimate need to know and who are bound by confidentiality obligations at least as protective as those in this Agreement.

3.	Exclusions. Confidential Information does not include information that (i) is already known to the recipient at the time of disclosure, (ii) becomes publicly available through no fault of the recipient, (iii) is lawfully obtained by the recipient from a third party without confidentiality restriction, or (iv) is independently developed by the recipient without use of or reference to the disclosing Party’s Confidential Information.

4.	Duration. The obligations in this Article 11 survive for five (5) years after termination or expiration of this Agreement.

12.	NOTICES

1.	Form of Notice. Any notice or other communication required or permitted under this Agreement shall be in writing and delivered (a) by hand, (b) by an internationally recognized courier service, (c) by email (with confirmation of receipt), or (d) by registered mail with return receipt requested.

2.	Addresses. The initial notice addresses of each Party, including contact persons and email addresses, shall be as provided in Appendix 1 or otherwise communicated in writing.

3.	Effectiveness. Notices shall be deemed to have been duly given (a) when delivered in person, or (b) two (2) Business Days after deposit with an internationally recognized courier, or (c) upon email receipt if no rejection message is received, or (d) upon the fifth (5th) Business Day from dispatch by registered mail.

13.	MISCELLANEOUS

1.	Entire Agreement. This Agreement (including its Appendices) sets forth the entire understanding between the Parties and supersedes all prior discussions or agreements, written or oral, regarding the subject matter herein.

2.	Amendment. Any amendment or modification to this Agreement must be in writing and signed by both Parties.

3.	Assignment.

○	COMPANY may assign or transfer this Agreement or any of its rights or obligations hereunder to its Affiliate or a third party upon notice to the Service Provider.

○	The Service Provider shall not assign or transfer this Agreement without COMPANY’s prior written consent.

4.	Severability. If any provision is deemed invalid, illegal, or unenforceable, the remaining provisions will continue in full force and effect so long as the essential terms of this Agreement remain valid and binding.

5.	No Partnership. Nothing in this Agreement shall be construed to create a joint venture, partnership, or agency relationship between the Parties. Each Party is an independent contractor.

6.	Counterparts. This Agreement may be executed in counterparts (including by electronic signature), each of which shall be deemed an original, but all of which together shall constitute one instrument.

7.	Governing Law and Dispute Resolution. This Agreement is governed by and construed in accordance with the laws of Hong Kong, without reference to its conflict-of-law principles. Any dispute arising out of or relating to this Agreement shall be submitted to the Hong Kong International Arbitration Centre (HKIAC) for arbitration in Hong Kong before a single arbitrator, applying the HKIAC rules. The prevailing Party in such arbitration is entitled to recover reasonable attorneys’ fees and arbitration costs from the other Party.

8.	Survival. Provisions of this Agreement that by their nature should survive expiration or termination (e.g., confidentiality, indemnification, liability limitations) will so survive.

IN WITNESS WHEREOF, the Parties have executed this Hosting Services Agreement by their duly authorized representatives as of the Effective Date stated above.

AirNet Technology Inc.
(“COMPANY”)

Signature:	/s/ Man Guo
Name:	Man Guo
Title:	Interim Chief Financial Officer
Date:	December 20, 2024

BTC KZ
(“Service Provider”)

Signature:	/s/ Jin Chen
Name:	Jin Chen
Title:	Shareholder
Date:	December 20, 2024